Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars In Thousands)

	Six Months Ended		Year Ended December 31,
	July 2, 2011	July 3, 2010
			2010	2009	2008	2007	2006
EARNINGS (LOSS) BEFORE INCOME TAXES AND FIXED CHARGES:
Income (loss) from continuing operations before income taxes	15,403	10,727	21,829	(7,746)	12,290	22,998	8,759
Fixed charges	1,729	2,008	3,967	3,986	1,718	2,321	1,809
Amortization of capitalized interest	2	2	4	4	4	—	—
Capitalized Interest	—	—	—	—	—	(72)	—

TOTAL EARNINGS	17,134	12,737	25,800	(3,756)	14,012	25,247	10,568

FIXED CHARGES:
Interest expense	1,071	1,321	2,600	2,583	744	1,449	997
Capitalized Interest	—	—	—	—	—	72	—
Estimated interest expense included in rental expense	658	687	1,367	1,403	974	800	812

TOTAL FIXED CHARGES	1,729	2,008	3,967	3,986	1,718	2,321	1,809

RATIO OF EARNINGS TO FIXED CHARGES	9.91	6.34	6.50	N/A *	8.16	10.88	5.84

*	Earnings are inadequate to cover fixed charges. Deficiency is approximately $7,742.